SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Forward Air Corporation

(Name of Issuer)

Common Stock
(Title of Class of Securities)

349853101
(CUSIP Number)

Scott M. Niswonger
430 Airport Road
Greeneville, Tennessee 37745
(423) 636-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 349853101	13D/A	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott M. Niswonger

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
Not Applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

(7)	SOLE VOTING POWER
NUMBER OF	555,000 shares of Common Stock
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY	0 shares of Common Stock
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH	555,000 shares of Common Stock

(10)	SHARED DISPOSITIVE POWER
0 shares of Common Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
555,300 shares of Common Stock, consisting of 554,700 shares of Common Stock held directly and 600 shares held indirectly.

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
2.6% Common Stock

(14)	TYPE OF REPORTING PERSON
IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, par value $0.01 per share (the “Common Stock”), of Forward Air Corporation, a Tennessee corporation (the “Issuer”). The principal executive offices of the Issuer are located at 430 Airport Road, Greeneville, Tennessee 37745.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Scott M. Niswonger

(b)	430 Airport Road, Greeneville, Tennessee 37745.

(c)	Chairman of Forward Air Corporation located at 430 Airport Road, Greeneville, Tennessee 37745. Forward Air Corporation is a provider of scheduled surface transportation for deferred air freight to freight forwarders, integrators and airlines.

(d)	During the last five years, Scott M. Niswonger has not been convicted in a criminal proceeding.

(e)	During the last five years, Scott M. Niswonger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Scott M. Niswonger is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares of Common Stock held by Mr. Niswonger were acquired using his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

On November 14, 2003, Mr. Niswonger sold 2,200,000 shares of Common Stock owned by him. As reflected in Mr. Niswonger’s Amendment No. 2 to Schedule 13D/A filed October 28, 2003, this sale was effected through the Issuer’s filing of a registration statement on Form S-3 filed on October 28, 2003, as amended. After such disposition, Mr. Niswonger holds 555,300 shares of Common Stock for investment purposes but may in the future explore a variety of alternatives including without limitation selling all or a portion of these shares to other officers of the Issuer in privately negotiated transactions.

Except as set forth above, Mr. Niswonger has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a)	Scott M. Niswonger beneficially owns 2.6% of the Issuer’s Common Stock or 555,300 shares of Common Stock consisting of 554,700 shares of Common Stock held directly. Mr. Niswonger has the sole power to vote, dispose, and direct the disposition of the shares listed in his name. Mr. Niswonger also holds 300 shares for his grandson and Mr. Niswonger’s spouse holds 300 shares for her daughter.

(b)	Mr. Niswonger beneficially owns the following number of shares of Common Stock with:

Sole Voting Power: 555,000 shares of Common Stock
Shared Voting Power: 0 shares of Common Stock
Sole Dispositive Power: 555,000 shares of Common Stock
Shared Dispositive Power: 0 shares of Common Stock

(c)	Not Applicable.

(d)	Not Applicable.

(e)	November 14, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with Mr. Niswonger’s sale of 2,200,000 shares of Common Stock described in Item 4 above, Mr. Niswonger entered into an Underwriting Agreement, dated as of November 10, 2003, made by and among Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Mr. Niswonger, the East Tennessee Foundation, and the Issuer (the “Underwriting Agreement”). Pursuant to the terms of the Underwriting Agreement, Mr. Niswonger entered into a lock-up agreement under which he agrees generally not to dispose of any equity security of the Issuer or any of its subsidiaries during the 90 day period beginning November 10, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE (Schedule 13D/A)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By:	/s/ Scott M. Niswonger Scott M. Niswonger

Date: November 18, 2003

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